As filed with the Securities and Exchange Commission on
                                                 November 25, 1998

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13E-3

                RULE 13E-3 TRANSACTION STATEMENT
  (Pursuant to Section 13(e) of the Securities Exchange Act of
                              1934)
                           (Amendment No. 2)

                     HONDO OIL & GAS COMPANY
                        (Name of Issuer)

                     HONDO OIL & GAS COMPANY
                           LONRHO PLC
               (Name of Persons Filing Statement)

             COMMON STOCK, PAR VALUE $1.00 PER SHARE
                 (Title of Class of Securities)

                           483138 10 9
              (CUSIP Number of Class of Securities)

                      RICHARD BOEHMER, ESQ.
                      O'MELVENY & MYERS LLP
                       400 S. HOPE STREET
                     LOS ANGELES, CA  90071
                         (213) 430-6643
   (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices
    and Communications on Behalf of Persons Filing Statement)


This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities
          Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.        [ ]  A tender offer.
d.        [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                     INTRODUCTORY STATEMENT

     This Rule 13E-3 Transaction Statement (this "Transaction Statement") is filed jointly by Hondo Oil & Gas Company, a Delaware corporation (the "Company"), Lonrho Plc., a public company formed under the laws of England ("Parent"), and HOGC Acquisition Corporation, a newly formed Delaware corporation and indirect wholly owned subsidiary of Parent
(the "Purchaser"). The Company, Purchaser, and Parent are parties to an Agreement and Plan of Merger, dated as of October 12, 1998 (the "Merger Agreement"), pursuant to which Purchaser is to be merged with and into the Company under the terms and subject to the conditions set forth in the Merger Agreement. A copy of the Merger Agreement has been filed as Annex A to the proxy statement of the Company (the "Proxy Statement") filed as Exhibit (d)(1) to this Transaction Statement.

     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. Unless otherwise indicated, all cross-references below are to captions and subcaptions in the text of, or appendices to, the Proxy Statement without reference to the Form of Proxy Card or Notice of Special Meeting. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference, each cross reference below being deemed to be an incorporation by reference of the portions of the Proxy Statement referred to and the response to each item being qualified in its entirety by the provisions of the Proxy Statement and such appendices. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

                      CROSS REFERENCE SHEET



ITEM 1.   Issuer and Class of Security Subject to the Transaction

          (a)  See Cover Page

          (b)-(d) See Cover Page and "SUMMARY - Special Meeting of Stockholders; Required Vote," and "- Market Prices and
Dividends."

          (e)  Not Applicable.

          (f)  Not Applicable.



ITEM 2.   Identity and Background

          (a)-(g) See "Introductory Statement" of this Transaction Statement, "CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PARENT AND PURCHASER" and "ANNEX D - INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PARENT AND PURCHASER."



ITEM 3.   Past Contacts, Transactions or Negotiations

          (a)  See "CERTAIN RELATIONSHIPS AND RELATED MATTERS."

          (b)  See "SPECIAL FACTORS - Background of the Merger;
Recommendations of the Special Committee and Board of Directors."



ITEM 4.   Terms of the Transaction

          (a)  See "THE MERGER AGREEMENT."

          (b)  See "CERTAIN RELATIONSHIPS AND RELATED MATTERS."



ITEM 5.   Plans or Proposals of the Issuer or Affiliate

          (a)-(g) See "SPECIAL FACTORS - Plans of Parent for the Company."



ITEM 6.   Source and Amount of Funds or Other Consideration

          (a)&(b)  See "SOURCES OF FUNDS."

          (c)&(d)  Not Applicable.



ITEM 7.   Purpose(s), Alternatives, Reasons and Effects

          (a)-(c)  See "SPECIAL FACTORS - Background of the
Merger; Recommendations of the Special Committee and Board of
Directors."

          (d)  See "PAYMENT FOR SHARES,' "APPRAISAL RIGHTS,"
"CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" and "THE
MERGER AGREEMENT."



ITEM 8.   Fairness of the Transaction

          (a)-(b)  See "SPECIAL FACTORS - Background of the
Merger; Recommendations of the Special Committee and Board of
Directors" and "- Opinion of Financial Advisor" and "ANNEX B -
OPINION OF FINANCIAL ADVISOR."

          (c)  See "SPECIAL MEETING OF STOCKHOLDERS; REQUIRED
VOTE."

          (d)-(e)  See `SPECIAL FACTORS - Background of the
Merger; Recommendations of the Special Committee and Board of
Directors" and "- Opinion of Financial Advisor."

          (f)  Not Applicable.



ITEM 9.   Reports, Opinions, Appraisals and Certain Negotiations

          (a)-(b)  See "SPECIAL FACTORS - Opinion of Financial
Advisor."

          (c)  See "AVAILABLE INFORMATION."



ITEM 10.  Interest in Securities of the Issuer

          (a)  See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT."

          (b)  Not Applicable.

ITEM 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

          See "CERTAIN RELATIONSHIPS AND RELATED MATTERS."



ITEM 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

          (a)  See "SPECIAL MEETING OF STOCKHOLDERS; REQUIRED
VOTE" and "THE MERGER AGREEMENT - Special Meeting; Proxy
Statement."

          (b)  See "SPECIAL FACTORS - Background of the Merger;
Recommendations of the Special Committee and Board of Directors."



ITEM 13.  Other Provisions of the Transaction

          (a)  See "APPRAISAL RIGHTS" and "ANNEX C - SECTION 262
OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE."

          (b)&(c)  Not Applicable.



ITEM 14.  Financial Information

          (a) See "SUMMARY - Selected Financial Information of the Company," the Company's consolidated financial statements and independent auditors report related thereto appearing on pages 31 through 60 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 included herewith as Exhibit
(d)(2) and Item 1 of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 included herewith as Exhibit (d) (3). The Company's ratio of earnings to fixed charges for the two fiscal years ended September 30, 1997 and the nine month periods ended June 30, 1997 and 1998 were negative.

          (b)  Not Applicable.



ITEM 15.  Persons and Assets Retained, Employed or Utilized

          (a)  See "SPECIAL MEETING OF STOCKHOLDERS; REQUIRED
VOTE."

          (b)  Not Applicable.



ITEM 16.  Additional Information

          Not Applicable.



ITEM 17.  Materials to be Filed as Exhibits

          (a)  Not Applicable.

         *(b)(1)    A report presented by Houlihan Lokey Howard &
Zukin Financial Advisors, Inc. to the Special Committee of the
Board of Directors of the Company, dated September, 1998, containing certain analyses.

          (b)(2) Opinion of Financial Advisor - See Annex B to the Proxy Statement.

          (c) Agreement and Plan of Merger, dated as of October 12, 1998, among the Company, Purchaser and Parent - See
Annex A to the Proxy Statement.

          (d)(1) Proxy Statement, together with form of Proxy and Notice of Special Meeting.

          (d)(2) Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 1997 - See Annex E to the Proxy Statement.

          (d)(3) Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1998 - See Annex F to the Proxy
Statement.

          (e)  Section 262 of the General Corporation Law of the
State of Delaware - See Annex C to the Proxy Statement.

          (f)  Not Applicable.

-----------------------
* Previsously filed

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                              HONDO OIL & GAS COMPANY


                              By: /s/   JOHN J. HOEY

                              Name:   John J. Hoey
                              Title:     President and Chief
                              Executive Officer

                              HOGC ACQUISITION CORPORATION

                              By:  /s/ R.E. WHITTEN
                              Name:    R. E. Whitten
                              Title:   Secretary

                              LONRHO PLC


                              By: /s/  R.E. WHITTEN

                              Name:   R.E. Whitten
                              Title:     Executive Director



Dated:  November 25, 1998

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